UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2023 (Report No. 3)

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Appointment of New Interim Chief Financial Officer

On May 8, 2023, NLS Pharmaceutics Ltd., or the Registrant, announced that Mr. Keith Harrison Dewedoff has been appointed as its Interim Chief Financial Officer, or CFO, effective May 8, 2023. Mr. Dewedoff was appointed as a result of the resignation of Chad Hellman.

Mr. Dewedoff brings more than 20 years of experience in the life science industry, ranging from biotech venture-backed start-ups to commercial publicly traded companies. Mr. Dewedoff also serves as a CFO and Advisor for Danforth Advisors, LLC, an advisory firm focused on providing financial strategy to life science organizations. Most recently, Mr. Dewedoff served as CFO of Code Biotherapeutics, Inc., overseeing all accounting and finance functions and advising on strategic financing activities. He previously served as CFO of Ceptur Therapeutics, Inc. and more than 10 other privately held and public companies at various life cycle stages, managing finance, accounting, corporate development, and other corporate operational functions.

On May 8, 2023, the Registrant, issued a press release titled: “NLS Pharmaceutics Appoints Keith Harrison Dewedoff as Interim Chief Financial Officer.” A copy of this press release is furnished herewith as Exhibit 99.1.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-262489, and 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “NLS Pharmaceutics Appoints Keith Harrison Dewedoff as Interim Chief Financial Officer.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: May 8, 2023	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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